ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-277211 January 5, 2026 HSBC Vantage+ Index Strategy & Performance

In brief 1 Key drivers & comparative results 3 Strategic allocation 5 Achieving balance 6 Summary 8 More information 9 Risks relating to the index 10 Important information 11 Table of contents

1 In brief The Strategy – The HSBC Vantage+ Index is an excess return index that provides exposure to as many as 13 ETFs across 5 asset classes to construct a monthly reference portfolio. During the monthly rebalancing process, cash is only employed when a 5% volatility portfolio cannot be constructed. Rebalancing and Momentum – Each month over 3 business days, the Index determines its ETF allocations to capture price performance momentum using 3-month and 6-month returns at a realized 5% volatility. Smart Leverage – Over the course of a month, the Index dynamically reacts to changing market conditions on a daily basis. HSBC employs a volatility management system, targeting 6%, allowing for leverage up to 1.5x in periods of low volatility, and providing for reduced exposure in periods of market stress.

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3 Key performance drivers The Index is constructed to maximize exposure to performing assets, within volatility and concentration limits. Cash is only employed in the monthly portfolio creation when the index is unable to achieve the 5% initial volatility target. Prioritizing Performing Assets Once the monthly allocations are determined, the Index can utilize leverage, or cash if needed, to target 6% volatility on a daily basis. In low volatility environments, the Index can leverage up to 1.5x times to increase exposure to the performing assets, while also providing for reduced exposure in times of market stress. Volatility Management System The HSBC Vantage+ Index provides a greater maximum allocation to developed and emerging market equities compared to other similar volatility target indexes, which may increase the potential for index outperformance. Higher Equity Allocation 1 See “Use of Simulated Returns” Source: Bloomberg and HSBC Vantage+ Index includes an 0.85% per annum index maintenance fee, subtracted on a daily basis. The graph above sets forth the hypothetical back-tested performance of the Index from January 1, 2013 through November 8, 2019, and actual performance through December 31, 2025. The Index has only been calculated by Solactive AG since November 8, 2019. The hypothetical back-tested performance of the Index set forth in the graph above was calculated using the selection criteria and methodology employed to calculate the Index since its inception on November 8, 2019. Hypothetical Comparative Performance Data1 80% 90% 100% 110% 120% 130% 140% 150% 160% 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 HSBC Vantage+ Index (HSIEVPLS) GS Momentum Builder Index (GSMBMA5) JP Morgan Efficiente Plus DS 5 Index (EFPLUS5D) +38% +15% +44%

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Strategic allocation To ensure a diversified exposure, the weight assigned to each asset class and individual ETF is capped. The table below displays the index components and the maximum weighting constraints for each asset class and ETF. Asset Class ETF Name ETF Ticker ETF Cap Asset Class Cap Developed Eq-uities SPDR S&P 500® ETF SPY 40% 60% iShares® Russell 2000 ETF IWM 20% PowerShares S&P 500 Low Volatility Portfolio SPLV 20% PowerShares QQQ QQQ 20% iShares® MSCI EAFE ETF EFA 20% Developed Bonds iShares® 20+ Year Treasury Bond ETF TLT 40% iShares 80% ® iBoxx Investment Grade Corporate Bond ETF LQD 40% iShares® iBoxx High Yield Corporate Bond ETF HYG 15% Emerging Markets iShares® MSCI Emerging Markets ETF EEM 20% 30% iShares® JP Morgan USD Emerging Markets Bond ETF EMB 10% Real Assets iShares® US Real Estate ETF IYR 20% 30% SPDR® Gold Shares GLD 20% Inflation iShares® TIPS Bond ETF TIP 5% 5% Cash* Daily SOFR + a spread adjustment of 0.26161% Only if required 5 *The index prioritizes allocation to the ETF assets in the monthly portfolio selection process, only using cash if it cannot find a 5% volatility portfolio without it.

Achieving Balance The HSBC Vantage+ Index is designed to dynamically adapt to different market conditions. 6

7 Monthly reallocation of the Index components enables the HSBC Vantage+ Index to adapt to changes in the market, while the daily volatility management system seeks to reduce downside risk. Weighting across asset classes and ETFs dynamically changes in the monthly rebalancing process to maximize the momentum indicators that drive index composition. Source: Bloomberg & HSBC The graphs above set forth the hypothetical back-tested performance of the Index from January 1, 2012 through November 8, 2019, and actual performance through December 31, 2025. The Index has only been calculated by Solactive AG since November 8, 2019. The hypothetical back-tested performance of the Index set forth above was calculated using the selection criteria and methodology employed to calculate the Index since its inception on November 8, 2019. Vantage+ Index - Asset Class Base Allocation Developed Equities Developed Bonds Emerging Markets Real Assets Inflation Cash 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025

8 Summary Exposure to as many as 13 ETFs across 5 asset classes. Momentum captured each month using 3 and 6 month returns at a realized 5% volatility. Dynamically reacts to changing market conditions on a daily basis.

9 For further detail, see the HSBC Vantage+ Methodology Guide For full calculation details, see https://www.solactive.com/indices/ More Information For more information on the HSBC Vantage+ Index Go to: vantageplus.gbm.hsbc.com

10 Risks relating to the index Please review carefully these risk factors, and any risk factors in an offering document for any security or financial instrument referencing the Index, before making any investment. The Index is an excess return index, which reflects the Index return less the cost of funds, and an index maintenance fee of 0.85% per annum, subtracted daily. Solactive AG, the Index Calculation Agent, may adjust the Index in a way that affects its level, and Solactive AG has no obligation to consider your interests. The Index is calculated by Solactive AG (the “Index Calculation Agent”). The Index Calculation Agent is responsible for calculating and maintaining the Index and developing the guidelines and policies governing its composition and calculation. It is entitled to exercise discretion in relation to the Index, including but not limited to the calculation of the level of the Index in the event of an Index Market Disruption Event. Although Solactive AG, acting as the Index Calculation Agent, will make all determinations and take all action in relation to the Index acting in good faith, it should be noted that the policies and judgments for which Solactive AG is responsible could have an impact, positive or negative, on the level of the Index. Solactive AG may also amend the rules governing the Index in certain circumstances. Judgments, policies and determinations concerning the Index are made by Solactive AG, as the Index Administrator. Furthermore, the inclusion of the ETFs in the Index is not an investment recommendation by Solactive AG of the ETFs, or any of the securities, commodities or futures contracts underlying the ETFs. The Index comprises notional assets. The exposures to the ETF constituents and any cash investment are purely notional and will exist solely in the records maintained by or on behalf of the Index Calculation Agent. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim against any of the underlying assets that comprise the Index. The Index may not be successful, and may not outperform any alternative strategy that might be employed in respect of the ETFs or achieve its target volatility. The Index follows a notional rules-based proprietary strategy that operates on the basis of pre-determined rules. No assurance can be given that the investment strategy on which the Index is based will be successful or that the Index will outperform any alternative strategy that might be employed in respect of the ETFs. Furthermore, no assurance can be given that the Index will achieve its target maximum volatility of 6%. The actual realized volatility of the Index may be greater or less than 6%. The Index has a very limited operating history and may perform in unanticipated ways. The Index was established on November 8, 2019 and therefore has little to no operating history. Hypothetical back-tested performance data prior to the launch of the Index provided in this document refers to simulated performance data created by applying the Index’s calculation methodology to historical prices of the ETFs that comprise the Index. Such simulated performance data has been produced by the retroactive application of a back-tested methodology, and may give more preference towards ETFs or indices that have performed well in the past. The hypothetical back-tested performance of the Index prior to November 8, 2019 cannot fully reflect the actual results that would have occurred had the Index actually been calculated during that period, and should not be relied upon as an indication of the Index’s future performance. As of July 15, 2022, the Index Calculation Agent changed the cash element of the Index from 3-month U.S. dollar LIBOR to daily SOFR plus a spread of 0.26161%. Consequently, any hypothetical historical and historical presentation of the performance of the Index in this document represents a different cash element prior to July 15, 2022. The Index is subject to market risks. The performance of the Index is dependent on the performance of the thirteen ETFs, as constructed in the available Monthly Reference Portfolio, over a change in the Daily Secured Overnight Finance Rate (“SOFR”) plus a spread adjustment of 0.26161%, minus 0.85% per annum maintenance fee, subtracted daily. As a result, any increase in the level of the Index may be offset by increases in SOFR and/or index fees. The ETFs composing the Index may be replaced by a substitute ETF in certain extraordinary events. Following the occurrence of certain Extraordinary Fund Events with respect to an ETF as described in the Index Methodology, under “Index Components” the affected ETF may be replaced by a substitute ETF. The changing of an ETF may affect the performance of the Index, as the replacement ETF may perform significantly better or worse than the affected ETF. The Index may perform poorly during periods characterized by short-term volatility. The Index’s strategy is based on momentum investing. Momentum investing strategies are effective at identifying the current market direction in trending markets. However, in non-trending, sideways markets, momentum investment strategies are subject to “whipsaws.” A whipsaw occurs when the market reverses and does the opposite of what is indicated by the trend indicator, resulting in a trading loss during the particular period. Consequently, the Index may perform poorly in non-trending, “choppy” markets characterized by short-term volatility. The level of the Index includes the deduction of the SOFR plus a spread adjustment of 0.26161% and a fee. One way in which the Index may differ from a typical index is that its level will include a deduction from the performance of the applicable Monthly Reference Portfolio of both SOFR and a maintenance fee of 0.85% per annum. This fee will be deducted daily. As a result of the deduction of this fee, the level of the Index will trail the value of a hypothetical identically constituted synthetic portfolio from which no such fee is deducted. SOFR has a very limited history, and its historical performance is not indicative of its future performance. The Federal Reserve Bank of New York (the “SOFR Administrator”) began to publish SOFR in April 2018. Although the SOFR Administrator has also begun publishing historical indicative SOFR going back to 2014, such historical indicative data inherently involves assumptions, estimates and approximations. Therefore, SOFR has limited performance history and no actual investment based on the performance of SOFR was possible before April 2018.

11 Risks relating to the index Any failure of SOFR to gain market acceptance could adversely affect the level of the Index. SOFR may fail to gain market acceptance. SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to U.S. dollar LIBOR in part because it is considered a good representation of general funding conditions in the overnight U.S. Treasury repurchase agreement (repo) market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable substitute or successor for all of the purposes for which LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the level of the Index. SOFR may be modified or discontinued, which could adversely affect the level of the Index. The SOFR Administrator may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. In addition, the SOFR Administrator may alter, discontinue or suspend calculation or dissemination of SOFR (in which case a replacement rate for the cash element could be chosen by the Index Administrator). In addition, (i) the composition and characteristics of any replacement rate for the cash element will not be the same as those of SOFR, such replacement rate will not be the economic equivalent of SOFR, there can be no assurance that the replacement rate will perform in the same way as SOFR would have at any time and there is no guarantee that the replacement rate will be a comparable substitute for SOFR (each of which means that the use of a replacement rate for the cash element could adversely affect the level of the Index), (ii) any failure of the replacement rate to gain market acceptance could adversely affect the level of the Idex, (iii) the replacement rate may have a very limited history and the future performance of the replacement rate cannot be predicted based on historical performance and (iv) the administrator of the replacement rate may make changes that could change the value of the replacement rate or discontinue the replacement rate. An investment linked to the Index carries the risks associated with the Index’s momentum investment strategy. The Index is constructed using what is generally known as a momentum investment strategy. Momentum investing generally seeks to capitalize on positive trends in the price of assets. As such, the weights of the ETFs in the Index are based on the performance of the ETFs from the immediately preceding 3-month period and 6-month period. However, there is no guarantee that trends existing in the preceding periods will continue in the future. A momentum strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components with fixed weights. The Index may fail to realize gains that could occur as a result of holding assets that have experienced price declines, but after which experience a sudden price spike. As a result, if market conditions do not represent a continuation of prior observed trends, the level of the Index, which is rebalanced based on prior trends, may decline. Additionally, even when the closing prices or levels of the ETFs are trending downwards, the Index will continue to be composed of the thirteen ETFs. Due to the “long-only” construction of the Index, the weight of each ETF will not fall below zero in respect of each Monthly Rebalancing Date (as defined in the Index Methodology, under “Monthly rebalancing period”) even if the relevant ETF displayed a negative performance over the relevant six month period. No assurance can be given that the investment strategy used to construct the Index will outperform any alternative index that might be constructed from the ETFs. The Index may be partially uninvested. The strategy tracks the excess return of a notional dynamic basket of ETFs. The weight of a Cash Investment (if any) for a Monthly Reference Portfolio at any given time represents the portion of the Monthly Reference Portfolio that is uninvested in the applicable ETF basket at that time. As such, any allocation to a Cash Investment within the Index, which also accrues at the ICE LIBOR USD 3 Month interest rate, will not affect the level of the Index. The Index will reflect no return for any uninvested portion (i.e., any portion represented by a Cash Investment). Accordingly, to the extent that the Index is allocated to the Cash Investment, it may not reflect the full increase of any relevant ETF component. Under certain circumstances, the Index may be 100% in cash. Correlation of performances among the ETFs may reduce the performance of the Index. Performances of the ETFs may become highly correlated from time to time including, but not limited to, a period in which there is a substantial decline in a particular sector or asset type represented by the ETFs and which has a higher weighting in the Index relative to any of the other sectors or asset types, as determined by the Index’s strategy. High correlation during periods of negative returns among ETFs representing any one sector or asset type and which ETFs have a substantial percentage weighting in the Index could have an adverse effect on the index. If the market values of the ETFs change, the level of the Index may not change in the same manner. The exposure of the Index to the portfolio of ETFs and cash varies between 0% and 150% and may be adjusted on each index business day to aim to achieve a volatility of 6% for the Index. Accordingly, changes in the market values of the ETFs may not result in a comparable change in the level of the Index or the market value of any linked structured investment. Changes in the value of the ETFs may offset each other. Because the Index is linked to the performance of the ETFs, which collectively represent a diverse range of asset classes and geographic regions, price movements between the ETFs representing different asset classes or geographic regions may not correlate with each other. At a time when the value of an ETF representing a particular asset class or geographic region increases, the value of other ETFs representing a different asset class or geographic region may not increase as much or may decline. Therefore, in calculating the level of the Index, increases in the value of some of the ETFs may be moderated, or more than offset, by lesser increases or declines in the level of other ETFs. Declines in the value of ETFs that have a higher percentage weighting in the Index at any time will result in a greater loss in the level of the Index.

Important disclaimer information Any information relating to performance contained in this document is illustrative only. No assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. Any specific terms or methodology remains subject to change, and HSBC undertakes no duty to update this information. This document may be amended, superseded or replaced in its entirety by a subsequent term sheet, disclosure or prospectus supplement, and/or offering circular or similar document and the documents referred to therein. In the event of any inconsistency between the information presented herein and any such term sheet, disclosure or prospectus supplement, and/or offering circular or similar document, such term sheet, disclosure or prospectus supplement, and/or offering circular or similar document shall govern. Investing in financial instruments linked to the HSBC Vantage+ Index (the “Index”) is not equivalent to a direct investment in the Index or any exchange-traded fund that forms a part of the Index. Investments linked to the Index require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This document contains market data from various sources other than us and our affiliates, and, accordingly, we make no representation or warranty as to the market data’s accuracy or completeness. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the investments mentioned in this document or in options, futures or other derivatives based thereon. HSBC USA Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for any offering to which this free writing prospectus may relate. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and any related offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in the related offering will arrange to send you the prospectus and prospectus supplement if you request them by calling (212) 525-8010. HSBC Bank plc and Solactive AG Solactive AG is the administrator and calculation agent of the Index. The financial instruments that are based on the Index are not sponsored, endorsed, promoted or sold by Solactive AG in any way and Solactive AG makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the financial instruments; (b) the quality, accuracy and/or completeness of the Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. Solactive AG does not guarantee the accuracy and/or the completeness of the Index and shall not have any liability for any errors or omissions with respect thereto. Solactive AG reserves the right to change the methods of calculation or publication and Solactive AG shall not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the Index. Solactive AG shall not be liable for any damages, including, without limitation, any loss of profits or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the Index. The Index is the exclusive property of HSBC Bank plc and its affiliates which has contracted with Solactive AG to administer, maintain and calculate the Index. The Index is not endorsed by Solactive AG or its affiliates or its third party licensors. “Calculated by Solactive AG” and its related stylized mark(s) are service marks of Solactive AG and have been licensed for use by HSBC Bank plc and its affiliates. Solactive AG shall have no liability for any errors or omissions in calculating the Index. The Index is proprietary to HSBC Bank plc. No use or publication may be made of the Index, or any of its provisions or values, without the prior written consent of HSBC Bank plc. Neither HSBC Bank plc nor its duly appointed successor, acting as index owner (the “Index Owner”), nor Solactive AG or its duly appointed successor, acting as index administrator (“Index Administrator”) and index calculation agent (“Index Calculation Agent”), are obliged to enter into or promote transactions or investments that are linked to the Index. The Index Owner, the Index Administrator and the Index Calculation Agent do not assume any obligation or duty to any party and under no circumstances does the Index Owner, the Index Administrator or the Index Calculation Agent assume any relationship of agency or trust or of a fiduciary nature for or with any party. Any calculations or determinations in respect of the Index or any part thereof shall, unless otherwise specified, be made by the Index Calculation Agent, acting in good faith and in a commercially reasonable manner and shall (save in the case of manifest error) be final, conclusive and binding. The term “manifest error” as used herein shall mean an error that is plain and obvious and can be identified from the results of the calculation or determination itself without recourse to any underlying data. 12

13 The Index Owner makes no express or implied representations or warranties as to (a) the advisability of purchasing or assuming any risk in connection with any transaction or investment linked to the Index, (b) the levels at which the Index stands at any particular time on any particular date, (c) the results to be obtained by any party from the use of the Index or any data included in it for the purposes of issuing any financial instruments or carrying out any financial transaction linked to the Index or (d) any other matter. Calculations may be based on information obtained from various publicly available sources. The Index Administrator and the Index Calculation Agent have relied on these sources and have not independently verified the information extracted from these sources and accept no responsibility or liability in respect thereof. Without prejudice to the foregoing, in no event shall the Index Owner, the Index Administrator nor the Index Calculation Agent, have any liability for any indirect, special, punitive or consequential damages (provided that any such damage is not reasonably foreseeable) even if notified of the possibility of such damages. Use of simulated returns The Index was launched on November 8, 2019 and therefore has limited historical performance. As a result, limited actual historical performance information is available for you to consider in making an independent investigation of the Index, which may make it difficult for you to evaluate the historical performance of the Index and make an informed investment decision than would be the case if the Index had a longer trading history. Hypothetical back-tested performance prior to the launch of the Index provided in this document refers to simulated performance data created by applying the Index’s calculation methodologies to historical prices of the underlying constituents and the reference rate. In addition, because certain of the Index Constituents (SPLV, HYG, EEM, EMB, GLD and TIP) were not in existence at the start of the backtested period, adjustments have been made to calculate their performance prior to their inception. Such simulated performance data has been produced by the retroactive application of a back-tested methodology in hindsight, and may give more preference towards underlying constituents that have performed well in the past. The hypothetical back-tested annualized performance and annualized volatility of the Index have inherent limitations. These performance and volatility results were achieved by means of a retroactive application of a back-tested volatility model designed with the benefit of hindsight. Hypothetical back-tested results are neither an indicator nor a guarantor of future results. The hypothetical back-tested performance of the Index prior to November 8, 2019 cannot fully reflect the actual results that would have occurred had the Index actually been calculated during that period, and should not be relied upon as an indication of the Index’s future performance. As of July 15, 2022, the Index Calculation Agent changed the cash element of the Index from 3-month U.S. dollar LIBOR to daily SOFR plus a spread of 0.26161%. Consequently, any hypothetical historical and historical presentation of the performance of the Index in this document represents a different cash element prior to July 15, 2022. HSBC operates in various jurisdictions through its affiliates, including, but not limited to, HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC. © 2026 HSBC USA Inc. All rights reserved. All Sources: Solactive, HSBC, Bloomberg, from January 1, 2012 to December 31, 2025 Important disclaimer information

This brochure is intended to provide a general overview of the HSBC Vantage+ Index and does not provide the terms of any specific issuance of structured investments. Prior to any decision to invest in a specific structured investment, investors should carefully review the disclosure documents for such issuance which contain a detailed explanation of the terms of the issuance as well as the risks, tax treatment and other relevant information. HSBC Bank USA N.A. and HSBC USA Inc., are members of the HSBC Group. Any member of the HSBC Group may from time to time underwrite, make a market or otherwise buy and sell, as principal, structured investments, or together with their directors, officers and employers may have either long or short positions in the structured investments, or stocks, commodities or currencies to which the structured investments are linked, or may perform or seek to perform investment banking services for those linked assets mentioned herein. HSBC operates in various jurisdictions through its affiliates, including, but not limited to, HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC. © 2026 HSBC USA Inc. All rights reserved.